UNITED STATES

SECURITIES AND EXHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 1-SA

SEMIANNUAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended: June 30, 2024

FAST CASUAL CONCEPTS INC

(Exact Name of Registrant as Specified in its Charter)

Wyoming	834100110
(State or other jurisdiction	(IRS Employer
of Incorporation)	Identification Number)

141 Amsterdam Rd.,

Grove City, PA 16127

(Address of Principal Executive Offices)

724-748-6464

Item 1.	Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following presents managements analysis of the financial condition of Fast Casual Concepts Inc. as of June, 30 2024.

Management's Discussion and Analysis of Financial Condition and Results of Operations.

Forward-looking Statements

Statements made in this Annual Report which are not purely historical are forward-looking statements with respect to the goals, plan objectives, intentions, expectations, financial condition, results of operations, future performance and our business, including, without limitation, (i) our ability to raise capital, and (ii) statements preceded by, followed by or that include the words "may," "would," "could," "should," "expects," "projects," "anticipates," "believes," "estimates," "plans," "intends," "targets" or similar expressions.

Forward-looking statements involve inherent risks and uncertainties, and important factors (many of which are beyond our control) that could cause actual results to differ materially from those set forth in the forward-looking statements, including the following, general economic or industry conditions, nationally and/or in the communities in which we may conduct business, changes in the interest rate environment, international gold prices, legislation or regulatory requirements, conditions of the securities markets, our ability to raise capital, changes in accounting principles, policies or guidelines, financial or political instability, acts of war or terrorism, other economic, competitive, governmental, regulatory and technical factors affecting our current or potential business and related matters.

Accordingly, results actually achieved may differ materially from expected results in these statements. Forward-looking statements speak only as of the date they are made. We do not undertake, and specifically disclaim, any obligation to update any forward-looking statements to reflect events or circumstances occurring after the date of such statements.

Overview

Fast Casual was incorporated to develop, build, operate and franchise casual eating establishments under brand names such as The Holy Cow Burgers and Ice Cream (“Holy Cow”), Independent Taco and Third Eye Pies. Fast Casual Concepts Franchising LLC was incorporated to pursue future franchising opportunities for the Fast Casual brands. All restaurant development, building and operations were discontinued on October 1, 2022 and the Company is focused on franchising.

Summary of Critical Accounting Estimates

The following significant accounting policies require management estimates and assumptions which may result in material impacts to Fast Casual’s financial condition.

Long Lived Assets

Long-lived assets to be held and used are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Fast Casual evaluates the recoverability of long-lived assets based upon forecasted undiscounted cash flows. The carrying amount of a long-lived asset is not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset. Should impairment in value be indicated, the carrying value of long-lived assets will be adjusted, based on estimates of future discounted cash flows resulting from the use and ultimate disposition of the asset. Assets to be disposed of are reported at the lower of the carrying amount or the fair value less costs to sell.

Franchise Revenue Recognition

The transaction price in a standard franchise arrangement consists of (a) initial franchise/development fees; (b) continuing franchise fees (royalties); and (c) advertising fees. Since we consider the licensing of the franchising right to be a single performance obligation, no allocation of the transaction price is required. In determining the amount and timing of revenue from contracts with customers, we exercise significant judgment with respect to collectability of the amount; however, the timing of recognition does not require significant judgments as it is based on either the franchise term or the month of reported sales by the franchisee, none of which require estimation.

Franchise and development fees are recognized as revenue ratably on a straight-line basis over the term of the franchise agreement commencing with the restaurant opening date. Upfront payments are initially recorded as a contract liability until recognized as revenue over time.

We are entitled to royalties and advertising fees based on a percentage of the franchisee's gross sales as defined in the franchise agreement. Royalty and advertising revenue are recognized when the franchisee's reported sales occur. Depending on timing within a fiscal period, the recognition of revenue results in either what is considered a contract asset (unbilled receivable) or, once billed, accounts receivable, on the balance sheet.

We do not incur a significant amount of contract acquisition costs in conducting its franchising activities. We believe our franchising arrangements do not contain a significant financing component.

Stock Based Compensation

We record stock-based compensation using the fair value method. Equity instruments issued to employees and the cost of the services received as consideration are measured and recognized based on the fair value of the equity instruments issued. All transactions with non-employees in which goods or services are the consideration received for the issuance of equity instruments are accounted for based on the fair value of the consideration received or the fair value of the equity instrument issued, whichever is more reliably measurable.

Income Taxes

The Company accounts for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, deferred tax assets and liabilities are determined based on the differences between the financial statements and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. The Company has incurred net operating loss for financial-reporting and tax-reporting purposes. Accordingly, for Federal income tax purposes, the benefit for income taxes has been offset entirely by a valuation allowance against the related federal and state deferred tax asset.

Fair Value Measurements

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value hierarchy distinguishes between (1) market participant assumptions developed based on market data obtained from independent sources (observable inputs) and (2) an entity’s own assumptions about market participant assumptions developed based on the best information available in the circumstances (unobservable inputs).

The fair value hierarchy consists of three broad levels, which gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy under are described as follows:

●	Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities that are accessible at the measurement date.

●	Level 2 – Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs include quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; inputs other than quoted prices that are observable for the asset or liability; and inputs that are derived principally from or corroborated by observable market data by correlation or other means.

●	Level 3 – Inputs that are unobservable and significant for the asset or liability.

The carrying value of cash, accounts receivable, prepaid and other assets, accounts payable and accrued liabilities, notes payable and notes payable, related party, approximate their fair value due to the short-term maturity of those items. No other assets or liabilities were required to be recorded at fair value either on a recurring or non-recurring basis as of June 30, 2023 and December 31, 2022.

Results of Operations

For the Six Months Ended June 30, 2024 Compared to the Six Months Ended June 30, 2023

Revenues

We had $20,321 and $33,508 in revenues from franchising activities during the six months ended June 30, 2024 and 2023, respectively.

Operating Expenses

Operating expenses were $21,094 and $41,077 for the six months ended June 30, 2024 and 2023, respectively. The $19,983, or approximately 49% decrease, is mainly due to a $13,090 decrease in general and administrative expenses during the six months ended June 30, 2024 compared to June 30, 2023 from a general reduction in operating activity. Additionally, depreciation expense decreased by $6,893 during the six months ended June 30, 2024 compared to the six months ended June 30, 2023 due to the discontinued use of software written off in 2024 (see below).

Net Loss from Operations

Net loss from operations totaled $773 and $7,569 for the for the six months ended June 30, 2024 and 2023, respectively, a decrease of $6,796, or approximately 90%. The decrease is mainly due to the $19,983 decrease in operating expenses, as partially offset by the $13,187 decrease in revenues, as discussed above.

Other Income and Expenses

We recognized total net other expenses of $21,777 and $4,006 for the six months ended June 30, 2024 and 2023, respectively. The $17,771, or approximately 444%, increase, is mainly due to $20,117 in asset impairment expense recognized during the six months ended June 30, 2024 from the write-off of software the Company ceased using January 1, 2024, as well as the reduction of $536 in other income during the period. The increase is partially offset by a $2,882 decrease in interest expense for the six months ended June 30, 2024 compared to the six months ended June 30, 2023 as a result of a reduction of notes payable to related parties bearing interest and the Company being granted hardship accommodation on its interest payments for its Economic Injury Disaster Loans until March 2025.

Net Loss

Net loss totaled $22,550 and $11,575 for the for the six months ended June 30, 2024 and 2023, respectively. The increase of $10,975, or approximately 95%, is mainly due to the $17,771 increase in other expenses, as partially offset by the $6,796 decrease in loss from operations, as discussed above.

Liquidity

Assets

Current assets at June 30, 2024 totaled $10,043 and was composed of $2,028 in cash. $4,550 296 in a related party receivable and $3,465 in prepaid expenses. Current assets at December 31, 2023 totaled $34,038 and was composed of $30,742 in cash and $3,296 in a related party receivable.

Non-current assets consisted of $0 and $20,117 in property and equipment, net of accumulated depreciation at June 30, 2024 and December 31, 2023, respectively.

Liabilities

Total liabilities were $264,391 and $285,953 as of June 30, 2024 and December 31, 2023, respectively, and consisted of current liabilities of $147,494 and $169,864, respectively. Current liabilities at June 30, 2024 consisted of $6,824 in accounts payable and accrued expenses, $882 in notes payable and $139,788 in notes payable, related party. Long term liabilities at June 30, 2023 consisted of $116,897 in a note payable. Current liabilities at December 31, 2023 consisted of $3,639 in accounts payable and accrued expenses, $2,519 in notes payable and $163,706 in notes payable, related party. Long term liabilities at December 31, 2023 consisted of $116,089 in a note payable.

Net Cash Used in Operating Activities

During the six months ended June 30, 2024, our operating activities used net cash of $3,967 compared to cash provided by operating activities of $52,659 during the six months ended June 30, 2023, or a decrease of $56,626. The decrease is mainly due to the net $58,875 of cash from changes in operating assets and liabilities as well as the $10,975 decrease in net loss during the six months ended June 30, 2024 compared to the six months ended June 30, 2023. Decreases were partially offset by $13,224 of net increases in non-cash operating expenses, depreciation and asset impairment expense during the six months ended June 30, 2024 compared to the six months ended June 30, 2023.

Financing activities used $24,747 and $54,016 in cash during the six months ended June 30, 2024 and 2023, respectively. During the six months ended June 30, 2024 and 2023, we received $0 and $394,028 in cash from common stock, respectively. We received $29,572 and $17,398 in proceeds and repaid $53,490 and $464,240 in principal on notes payable to related parties during the six months ended June 30, 2024 and 2023, respectively. We repaid $829 and $1,202 on notes payable during the six months ended June 30, 2024 and 2023, respectively.

The Company had a working capital deficit of $137,451 at June 30, 2024, as compared to $135,826 at December 31, 2023.

Item 2.	Other Information

None

Item 3.	Financial Statements

FAST CASUAL CONCEPTS, INC.

UNAUDITED CONSOLIDATED BALANCE SHEETS

	June 30, 2024	December 31, 2023
ASSETS
Current Assets:
Cash	$2,028	$30,742
Prepaid expenses	3,465	—
Receivable from related party	4,550	3,296
Total Current Assets	10,043	34,038
Other Non-Current Assets:
Property and equipment, net	—	20,117
Total Assets	$10,043	$54,155

LIABILITIES AND STOCKHOLDERS' DEFICIT
Current Liabilities:
Accounts payable and accrued expenses	$6,824	$3,639
Notes payable, current portion	882	2,519
Notes payable, related party	139,788	163,706
Total Current Liabilities	147,494	169,864
Long-Term Liabilities:
Note payable	116,897	116,089
Total Liabilities	264,391	285,953
Stockholders' Deficit:
Preferred stock Series A; $0.001 par value, 10,000,000 and 10,000,000 shares authorized and 10,000,000 and 10,000,000 shares issued and outstanding, respectively	10,000	10,000
Preferred stock Series B; $0.001 par value, 10,000,000 and 10,000,000 shares authorized and 0 and 0 shares issued and outstanding, respectively	—	—
Common stock; $0.001 par value, 750,000,000 and 750,000,000 shares authorized and 104,451,000 and 104,451,000 shares issued and outstanding, respectively	104,451	104,451
Additional paid-in capital	1,771,928	1,771,928
Accumulated deficit	(2,140,727)	(2,118,177)
Total stockholders’ deficit	(254,348)	(231,798)
Total Liabilities and Stockholders' Deficit	$10,043	$54,155

The accompanying notes are an integral part of these unaudited consolidated financial statements.

FAST CASUAL CONCEPTS, INC.

UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS

	For the Six Monts Ended June 30,
	2024	2023
REVENUES
Franchise fees	$20,321	$33,508
Total Revenue	20,321	33,508

COSTS AND EXPENSES
General and administrative	21,094	34,184
Depreciation and amortization	—	6,893
Total operating expenses	21,094	41,077
Loss from Operations	(733)	(7,569)

OTHER INCOME (EXPENSE)
Asset impairment expense	(20,117)	—
Other income	—	536
Interest expense	(1,660)	(4,542)
Total other expense	(21,777)	(4,006)
Loss before income taxes	(22,550)	(11,575)

Provision for income taxes	—	—

Net loss	$(22,550)	$(11,575)

Basic and diluted net loss per common share	$(0.00)	$(0.00)
Basic and diluted weighted average common shares outstanding	104,451,000	101,994,471

The accompanying notes are an integral part of these unaudited consolidated financial statements.

FAST CASUAL CONCEPTS, INC.

UNAUDITED CONSOLIDATED STATEMENTS OF STOCKHOLDERS' DEFICIT

	Preferred Stock Series A		Common Stock		Additional Paid-in	Common Stock	Accumulated	Total Stockholders'
	Shares	Amount	Shares	Amount	Capital	Subscribed	Deficit	Deficit
Balance, December 31, 2022	10,000,000	$10,000	101,753,000	$101,753	$1,370,098	$10,500	$(2,128,008)	$(635,657)

Common stock issued for cash	—	—	2,628,000	2,628	391,400	—	—	394,028

Common stock issued for subscribed stock	—	—	70,000	70	10,430	(10,500)	—	—

Net loss for the six months ended June 30, 2023	—	—	—	—	—	—	(11,575)	(11,575)

Balance, June 30, 2023	10,000,000	$10,000	104,451,000	$104,451	$1,771,928	$—	$(2,139,583)	$(253,204)

	Preferred Stock Series A		Common Stock		Additional Paid-in	Common Stock	Accumulated	Total Stockholders'
	Shares	Amount	Shares	Amount	Capital	Subscribed	Deficit	Deficit
Balance, December 31, 2023	10,000,000	$10,000	104,451,000	$104,451	$1,771,928	$—	$(2,118,177)	$(231,798)

Net loss for the six months ended June 30, 2024	—	—	—	—	—	—	(22,550)	(22,550)

Balance, June 30, 2024	10,000,000	$10,000	104,451,00	$104,451	$1,771,928	$—	$(2,140,727)	$(254,348)

The accompanying notes are an integral part of these unaudited consolidated financial statements.

FAST CASUAL CONCEPTS, INC.

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Six Months Ended June 30,
	2024	2023

Cash flows from operating activities:
Net loss	$(22,550)	$(11,575)
Adjustments to reconcile net loss to net
cash (used) provided by operating activities:
Depreciation and amortization expense	—	6,893
Asset impairment expense	20,117	—
Changes in operating assets and liabilities:
Decrease in employee retention credit receivable	—	92,317
(Increase) decrease in receivable from related party	(1,254)	43,890
(Increase) decrease in other assets	(3,465)	4,142
Increase (decrease) in accounts payable and accrued expenses	3,185	(83,008)
Net cash (used in) provided by operating activities	(3,967)	52,659

Cash flows from financing activities:
Common stock issued for cash, net	—	394,028
Proceeds from the issuance of notes payable, related party	29,572	17,398
Payments on notes payable, related party	(53,490)	(464,240)
Payments on notes payable	(829)	(1,202)
Net cash provided by financing activities	(24,747)	(54,016)

Net change in cash	(28,714)	(1,357)
Cash, beginning of period	30,742	1,361

Cash, end of period	$2,028	$4

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid for interest	$1,660	$2,260
Cash paid for taxes	$—	$—

SUPPLEMENTAL DISCLOSURE OF NON-CASH FINANCING ACTIVITIES:
Common stock issued for subscribed stock	$—	$10,500
Accrued interest added to principal balance	$—	$2,282

The accompanying notes are an integral part of these unaudited consolidated financial statements.

FAST CASUAL CONCEPTS, INC.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

The financial statements presented are those of Fast Casual Concepts, Inc. (“Fast Casual”, or the “Company”) and its wholly owned subsidiary, Fast Casual Concepts Franchising LLC (“Concepts”). Fast Casual was originally incorporated on March 23, 2019, under the laws of the State of Pennsylvania (PA). On April 13, 2020, the Company re-domiciled in the state of Wyoming, increasing its authorized number common shares available to be issued to 750,000,000 and effectuating a 10-for-1 forward-split of its common stock. Concepts was incorporated on February 24, 2021, under the laws of the state of Wyoming to pursue franchising opportunities for the Fast Casual brands.

Fast Casual was incorporated to develop, build, operate and franchise casual eating establishments under brand names such as The Holy Cow Burgers and Ice Cream (“Holy Cow”), Independent Taco and Third Eye Pies. Fast Casual has five open stores, Holy Cow, in Slippery Rock, PA, Third Eye Pies in Butler, PA, Independent Taco and a Third Eye Pies both in Mercer, PA and a Third Eye Pies in Washington, PA. Concepts was incorporated to pursue future franchising opportunities for the Fast Casual brands. All restaurant development, building and operations were discontinued on October 1, 2022 and the Company is focused on franchising.

Basis of Presentation

The accompanying unaudited consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and the rules of the Securities and Exchange Commission. Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted in accordance with such rules and regulations. The information furnished in the interim consolidated financial statements include normal recurring adjustments and reflects all adjustments, which, in the opinion of management, are necessary for a fair presentation of such financial statements. Although management believes the disclosures and information presented are adequate to make the information not misleading, it is suggested that these interim consolidated financial statements be read in conjunction with Fast Casual's most recent audited financial statements as of December 31, 2023. Operating results for the six months ended June 30, 2024 are not necessarily indicative of the results that may be expected for the year ending December 31, 2024.

Franchise Revenue Recognition

Fast Casual recognizes revenue in accordance with the provisions of Financial Accounting Standards Board (“FASB”) Accounting Series Codification (“ASC”) 606, Revenue From Contracts With Customers (“ASC 606”), which provides guidance on the recognition, presentation, and disclosure of revenue in financial statements. ASC 606 outlines the basic criteria that must be met to recognize revenue and provides guidance for disclosure related to revenue recognition policies. In general, the Company recognizes revenue based on the allocation of the transaction price to each performance obligation as each performance obligation in a contract is satisfied.

During the six months ended June 30, 2024 and 2023, Fast Casual recognized revenue from franchising rights to its brand names. The transaction price in a standard franchise arrangement consists of (a) initial franchise/development fees; (b) continuing franchise fees (royalties); and (c) advertising fees. Since the Company considers the licensing of the franchising right to be a single performance obligation, no allocation of the transaction price is required. In determining the amount and timing of revenue from contracts with customers, the Company exercises significant judgment with respect to collectability of the amount; however, the timing of recognition does not require significant judgments as it is based on either the franchise term or the month of reported sales by the franchisee, none of which require estimation.

Franchise and development fees are recognized as revenue ratably on a straight-line basis over the term of the franchise agreement commencing with the restaurant opening date. Upfront payments are initially recorded as a contract liability until recognized as revenue over time.

The Company is entitled to royalties and advertising fees based on a percentage of the franchisee's gross sales as defined in the franchise agreement. Royalty and advertising revenue are recognized when the franchisee's reported sales occur. Depending on timing within a fiscal period, the recognition of revenue results in either what is considered a contract asset (unbilled receivable) or, once billed, accounts receivable, on the balance sheet.

FAST CASUAL CONCEPTS, INC.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

The Company does not incur a significant amount of contract acquisition costs in conducting its franchising activities. The Company believes its franchising arrangements do not contain a significant financing component.

Franchising revenue was $20,321 and $33,508 during the six months ended June 30, 2024 and 2023, respectively.

Long Lived Assets

Long-lived assets to be held and used are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Fast Casual evaluates the recoverability of long-lived assets based upon forecasted undiscounted cash flows. The carrying amount of a long-lived asset is not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset. Should impairment in value be indicated, the carrying value of long-lived assets will be adjusted, based on estimates of future discounted cash flows resulting from the use and ultimate disposition of the asset. Assets to be disposed of are reported at the lower of the carrying amount or the fair value less costs to sell.

Effective January 1, 2024, the Company ceased using financial software designed for the restaurant operation business. The software was placed into service on January 1, 2021 with an original capitalized value of $41,358, an estimated useful life of five years and an undepreciated value of $20,117 as of December 31, 2023. As a result, Fast Casual recognized impairment expense of $20,117 during the six months ended June 30, 2024.

Fair Value of Financial Instruments

FASB ASC 820, Fair Value Measurements (“ASC 820”) and ASC 825, Financial Instruments (“ASC 825”), require an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. It establishes a fair value hierarchy based on the level of independent, objective evidence surrounding the inputs used to measure fair value. A financial instrument's categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. It prioritizes the inputs into three levels that may be used to measure fair value:

Level 1 - Level 1 applies to assets or liabilities for which there are quoted prices in active markets for identical assets or liabilities.

Level 2 - Level 2 applies to assets or liabilities for which there are inputs other than quoted prices that are observable for the asset or liability such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical assets or liabilities in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data.

Level 3 - Level 3 applies to assets or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

The carrying values of cash, related party receivables, prepaid assets, accounts payable and accrued liabilities, notes payable and notes payable, related party, approximate fair value. Pursuant to ASC 820 and 825, the fair value of cash is determined based on "Level 1" inputs, which consist of quoted prices in active markets for identical assets. The recorded values of all other financial instruments approximate their current fair values because of their nature and respective maturity dates or durations.

FAST CASUAL CONCEPTS, INC.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Stock Based Compensation

The Company records stock-based compensation using the fair value method. Equity instruments issued to employees and the cost of the services received as consideration are measured and recognized based on the fair value of the equity instruments issued. All transactions with non-employees in which goods or services are the consideration received for the issuance of equity instruments are accounted for based on the fair value of the consideration received or the fair value of the equity instrument issued, whichever is more reliably measurable.

Income Taxes

The Company accounts for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, deferred tax assets and liabilities are determined based on the differences between the financial statements and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. The Company has incurred net operating loss for financial-reporting and tax-reporting purposes. Accordingly, for Federal income tax purposes, the benefit for income taxes has been offset entirely by a valuation allowance against the related federal and state deferred tax asset.

Recent Accounting Pronouncements

Fast Casual has implemented all new accounting pronouncements that are in effect and that may impact its consolidated financial statements. The Company does not believe that there are any other new accounting pronouncements that have been issued that might have a material impact on its consolidated financial position or results of operations.

Basic and Diluted Loss Per Share

Fast Casual presents both basic and diluted earnings per share (EPS) on the face of the income statement. Basic EPS is computed by dividing net income (loss) available to common shareholders (numerator) by the weighted average number of shares outstanding (denominator) during the period. Diluted EPS gives effect to all dilutive potential common shares outstanding during the period including convertible debt, stock options, and warrants, using the treasury stock method, and convertible debt instrument, using the if-converted method. In computing diluted EPS, the average stock price for the period is used in determining the number of shares assumed to be purchased from the exercise of stock options or warrants. Diluted EPS excludes all dilutive potential shares if their effect is anti-dilutive.

The calculation of basic and diluted net loss per share for the periods presented are as follows:

	For the Six Months Ended June 30,
	2024	2023
Basic and Diluted Net Loss Per Common Share:
Numerator:
Net loss	$(22,550)	$(11,575)
Denominator:
Weighted-average common shares outstanding	104,451,000	101,994,471
Basic and diluted net loss per common share	$(0.00)	$(0.00)

FAST CASUAL CONCEPTS, INC.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 - NOTES PAYABLE – RELATED PARTY

On December 31, 2023, Fast Casual entered into a new unsecured note in the amount of $97,803 that does not accrue interest and is due in full on December 31, 2024. During the six months ended June 30, 2024, Fast Casual borrowed an additional $12,572 and repaid $53,490. The balance due was $56,885 and $97,803 at June 30, 2024 and December 31, 2023, respectively.

On December 31, 2023, Fast Casual entered into a new non-interest bearing, unsecured note in the amount of $97,803, due in full on December 31, 2024. The balance of the note was $65,903 and $65,903 at June 30, 2024 and December 31, 2023, respectively.

During the six months ended June 30, 2024, an officer and director of Fast Casual loaned the Company $17,000. The loan is due on demand, unsecured and does not bare interest. The balance of the loan was $17,000 at June 30, 2024.

Fast Casual’s notes payable to related parties consist of the following at:

	June 30,	December 31,
	2024	2023
Note payable, no interest, unsecured, due on demand	$17,000	$—
Note payable, no interest, unsecured, due December 31, 2024	56,885	97,803
Note payable, no interest, unsecured, due December 31, 2024	65,903	65,903
Total:	139,788	163,706
Less: current portion	$(139,788)	$(163,706)
Long-term notes payable, related party	$—	$—

NOTE 3 - STOCKHOLDERS’ DEFICIT

During the six months ended June 30, 2023, Fast Casual issued 2,628,000 shares of its common stock for cash of $394,028, or approximately $0.15 per share.

During the six months ended June 30, 2023, Fast Casual issued 70,000 shares of its common stock for subscribed stock of $10,500, or $0.15 per share.

NOTE 4 - NOTES PAYABLE

As part of the Coronavirus Aid, Relief and Economic Security Act, during 2020 through 2021, Fast Casual borrowed a total of $114,400 in Economic Injury Disaster Loans (EIDL). The terms call for interest at 3.75% and installment payments of principal and interest of $577 per month beginning twenty-four months from the date of the original note in 2020.

FAST CASUAL CONCEPTS, INC.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

During February 2024, Fast Casual enrolled in a Hardship Accommodation Plan, which, subject to certain terms and conditions, provides for payment relief in the form of a reduced, interest only payment equal to 10% of the current payment due, or $57.70 per month until March 27, 2024, when payments will resume at $577 per month and due date remaining May 2050. The balance of the EIDL, including accrued interest, was $117,779 and $118,608 at June 30, 2024 and December 31, 2023, respectively.

NOTE 5 - GOING CONCERN

Fast Casual's financial statements are prepared using Generally Accepted Accounting Principles applicable to a going concern that contemplates the realization of assets and liquidation of liabilities in the normal course of business. However, Fast Casual has accumulated losses since its inception and has negative cash flows from operations, which raise substantial doubt about its ability to continue as a going concern. Management's plans with respect to alleviating the adverse financial conditions that caused management to express substantial doubt about the Fast Casual's ability to continue as a going concern are as follows:

To date, Fast Casual has raised over $1,000,000 and is seeking to raise up to $5,000,000 total through private placements of its common stock. Funds received from the issuance of debt and equity is being used to expand brand identity through location expansion and identify new revenue sources to achieve profitability.  The continuation of Fast Casual as a going concern is dependent upon its ability to generate profitable operations that produce positive cash flows.  If Fast Casual is not successful, it may be forced to raise additional debt or equity financing.

There can be no assurance that Fast Casual will be able to achieve its business plans, raise any more required capital or secure the financing necessary to achieve its current operating plan.  The ability of Fast Casual to continue as a going concern is dependent upon its ability to successfully accomplish the plan described in the preceding paragraph and attain profitable operations. The accompanying financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

NOTE 6 - SUBSEQUENT EVENTS

Fast Casual reviewed subsequent events through September 30, 2024, the date the financial statements were available to be issued.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on September 30, 2024.

FAST CASUAL CONCEPTS INC

By:	/s/ George Athanasiadis
Name:	George Athanasiadis
Title:	President, Chief Executive Officer and Director

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities on September 30, 2024.

/s/ George Athanasiadis

Name: George Athanasiadis

President, Chief Executive Officer and Director

(Principal Executive Officer)